Exhibit 21

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Name	State or Other Jurisdiction of Incorporation

Aventine Renewable Energy, LLC	Delaware

Aventine Renewable Energy, Inc.	Delaware

Aventine Renewable Energy – Aurora West, LLC	Delaware

Aventine Renewable Energy – Mt Vernon, LLC	Delaware

Aventine Power, LLC	Delaware

Nebraska Energy, L.L.C.	Kansas